

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2018

Via E-mail

Alfred V. Tobia Jr.
Sidus Investment Partners, L.P.
767 Third Avenue, 15th Floor
New York, New York 10017

> **Re: Acacia Research Corp.**
> **PRRN14A filed April 16, 2018 by Sidus Investment Partners, L.P. and**
> **BLR Partners LP**
> **DFAN14A filed April 3, 2018, and April 10, 2018**
> **File No. 001-37721**

Dear Mr. Tobia:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by revising the proxy statement or other proxy materials, providing the requested information or advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed on April 16, 2018

Background to the Solicitation

We are Concerned by Acacia's Unusual…, page 7

1. You state that "certain of Acacia's officers and directors have been allocated 40% of <u>any</u> <u>appreciation</u> through profit interests." (emphasis added) Please revise to clarify that recipients can only realize value from the units if Acacia also realizes value from its investment in the portfolio entity. Refer to the company's Form 8-K filed on February 22, 2017.

Proposal No. 1: Election of Directors

The Nominees

2. Please revise to discuss any conflicts of interest that may arise with respect to Clifford
    Press. For instance, please clarify whether Quantum has formed a joint venture with
    Veritone and, if so, what conflicts may arise between Mr. Press' duties to Quantum and
    to Acacia, if he is elected. Alternatively, please tell us why this information is not
    material.

We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-
3263 with any other questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Ryan Nebel, Esq.
        Olshan Frome Wolosky LLP